                             Berkshire Bancorp Inc.


                                  160 Broadway


                            New York, New York 10038


October 12, 2005


Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Re:      Berkshire Bancorp, Inc. ( the "Registrant")
                  Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended June 30, 2005 File No. 0-13649
                  -------------------------------------------------

Dear Mr. Decker:

Attached you will find the Registrant's responses to the Staff's comment set forth in your letter dated September 28, 2005 and the additional telephonic comment given to counsel for the Registrant by Mr. Ernest Green, Staff Accountant.

Form 10-K for fiscal year ended December 31, 2004
-------------------------------------------------

Report of Independent Registered Public Accounting Firm, page 40.
-----------------------------------------------------------------

     1. This will confirm that where applicable, the Registrant will add clarifying language similar to that requested by the Staff to the appropriate sections of any of its future filings with the Commission that contain audited financial statements that reference an internal control report of the Registrant's subsidiary, The Berkshire Bank, for FDICIA purposes.

Response to Telephonic Comment
------------------------------

     2. This will confirm that no stockholders and/or investors in the Registrant have called, inquired or commented to the Registrant regarding the presentation of the Registrant's disclosure on the audit of the effectiveness of the internal control over financial reporting of the Registrant's subsidiary, The Berkshire Bank, that appears in the Registrant's Form 10-K for the fiscal year ended December 31, 2004.

The Registrant acknowledges its responsibility for the adequacy and accuracy of the disclosure in the periodic reports that it files with the Commission. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments pursuant to the Securities Exchange Act of 1934 do not foreclose the Commission from taking any action with respect to the filing. The Registrant also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses are satisfactory. If you have any questions, please call Emanuel Adler, Esq. of Blank Rome LLP at (212) 885-5565.

                            Sincerely,

                            /s/ Steven Rosenberg

                            Steven Rosenberg
                            President and Chief Executive and Financial Officer